UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Euroseas Ltd. (the "Company") announcing the results of the Company's 2010 Annual Meeting of Shareholders held on June 25, 2010 (the "2010 Annual General Meeting").

Attached as Exhibit 3.1 to this Report on Form 6-K is a copy of the Amended and Restated Articles of Incorporation of the Company, which was proposed by the directors and was approved and adopted by the shareholders of the Company at the 2010 Annual General Meeting.

This Report on Form 6-K and Exhibit 3.1 hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File no. 333-152089) as filed with the Securities and Exchange Commission (the "Commission") and became effective on July 2, 2008 and Exhibit 3.1 hereto is incorporated hereby as Exhibit 4.1 into the Company's Registration Statement on Form S-8 (File No. 333-148124), as amended, originally filed with the Commission and became effective on December 18, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: July 6, 2010	By:	/s/Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

EUROSEAS LTD. ANNOUNCES THE RESULTS
OF ITS 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Maroussi, Athens, Greece – July 6, 2010 – Euroseas Ltd. (NASDAQ: ESEA) (the "Company"), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, today announced the official results of its 2010 Annual General Meeting, held on June 25, 2010 at 10:30 a.m. local time in New York, NY USA.  The following proposals were approved by the Company's shareholders:

1.	Mr. George Taniskidis and Mr. Gerald Turner were re-elected as Class C Directors to serve for a term of three years until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	Deloitte Hadjipavlou Sofianos & Cambanis S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two"); and

3.	The Company's Articles of Incorporation were amended and restated to increase the aggregate number of common shares that the Company is authorized to issue to 200,000,000 ("Proposal Three").

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker symbol ESEA.

Visit our website www.euroseas.gr.  Information contained on our website does not constitute a part of this press release.

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

EUROSEAS LTD.

UNDER SECTION 90

OF THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Aristides J. Pittas, President of EUROSEAS LTD., a corporation incorporated under the laws of the Republic of the Marshall Islands on May 5, 2005 (the "Corporation"), for the purpose of amending and restating the Articles of Incorporation of said Corporation pursuant to Section 93 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: EUROSEAS LTD.

2.	The Articles of Incorporation (the "Original Articles of Incorporation") were filed with the Registrar of Corporations as of the 5th day of May, 2005.

3.	The aggregate number of common shares that the Corporation was authorized to issue was 100,000,000.

4.
The Original Articles of Incorporation were amended on October 4, 2006 to increase the par value of the shares of common stock from $0.01 to $0.03 per share due to a reverse stock split (as amended, the "Existing Articles of Incorporation").

5.
The Existing Articles of Incorporation are amended and restated in their entirety and are replaced by the Amended and Restated Articles of Incorporation attached hereto, pursuant to which the aggregate number of common shares that the Corporation is authorized to issue shall be 200,000,000, par value $0.03 per share.

6.
The amendment to the Articles of Incorporation was proposed by the directors and adopted by the shareholders by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have executed these Amended and Restated Articles of Incorporation on this 6th day of July, 2010.

/s/Aristides J. Pittas Name:: Aristides J. Pittas Title: President

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

EUROSEAS LTD. (THE "CORPORATION")

PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

A.	The name of the Corporation shall be:

EUROSEAS LTD.

B.
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the "BCA") and without in any way limiting the generality of the foregoing, the corporation shall have the power:

(1)
To engage in ocean, coastwise and inland commerce, and generally in the carriage of freight, goods, cargo in bulk, passengers, mail and personal effects by water between the various ports of the world and to engage generally in waterborne commerce.

(2)
To act as ship's husband, ship brokers, custom house brokers, ship's agents, manager of shipping property, freight contractors, forwarding agents, warehousemen, wharfingers, ship chandlers, and general traders.

C.
The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.  The name of the Corporation's registered agent at such address is The Trust Company of the Marshall Islands, Inc.  However, the Board of Directors may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.

D.	(a)
The aggregate number of shares of stock that the Corporation is authorized to issue is two hundred twenty million (220,000,000) registered shares (of which twenty million (20,000,000) shall be registered preferred shares); all of the registered common shares shall have a par value of three cents (US$0.03) per share and all of the registered preferred shares have a par value of one cent (US$0.01) per share.

(b)
The Corporation is authorized, without further vote or action by the shareholders, to issue the said twenty million (20,000,000) registered preferred shares with a par value of one cent (US$0.01) per share.  The Board of Directors shall have the authority to establish such series of preferred shares and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares.

(c)
The Corporation effectuated, effective with the commencement of business on October 6, 2006, a 1 for 3 reverse stock split as to its common stock outstanding, which decreased the number of outstanding shares from 37,860,341 to 12,620,114, subject to increase to the extent that the reverse stock split resulted in any holder of the Company's Common Stock receiving fractional shares, in which event such fractional share was rounded up to the next whole share.  The reverse split did not change the number of registered shares of common stock the Corporation is authorized to issue.  The par value of the shares of common stock was increased from $0.01 to $0.03 per share as set forth in paragraph D(a) above.  No change was made to the number of registered shares of preferred stock the Corporation is authorized to issue or to the par value of the shares of preferred stock.

E.
No holder of shares of the Corporation shall, by reason thereof, have any preemptive or other preferential right to acquire, by subscription or otherwise, any unissued or treasury stock of the Corporation, or any other share of any class or series of the Corporation's shares to be issued because of an increase in the authorized capital stock of the Corporation, or any bonds, certificates of indebtedness, debentures or other securities convertible into shares of the Corporation.  However, the Board of Directors may issue or dispose of any such unissued or treasury stock, or any such additional authorized issue of new shares or securities convertible into shares upon such terms as the Board of Directors may, in its discretion, determine, without offering to shareholders then of record, or any class of shareholders, any thereof, on the same terms or any terms.

F.	The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have.

G.	The name and address of the incorporator is:

Name	Post Office Address
Majuro Nominees Ltd.	P.O. Box 1405 Majuro Marshall Islands

H.	Corporate existence began upon the filing the Original Articles of Incorporation with the Registrar of Corporations.

I.
The Board of Directors of the Corporation shall consist of such number of Directors, not less than three, as shall be determined from time to time by the Board of Directors as provided in the by-laws.  The Board shall be divided into three classes, each nearly equal in number as possible.  Directors shall be elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election.  Cumulative voting, as defined in Division 7, Section 71(2) of the BCA, shall not be used to elect directors. Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of 51% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article I.

J.
The Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal by-laws of the Corporation by a vote of not less than 51% of the entire Board of Directors, and the shareholders may make additional by-laws and may alter, amend or repeal any by-law by a vote of not less than 51% of the outstanding shares of capital stock of the Corporation entitled to vote.  Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of 51% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article J.

K.	(a)
The Corporation may not engage in any Business Combination with any Interested Shareholder for a period of three years following the time of the transaction in which the person became an Interested Shareholder, unless:

(1)	prior to such time, the Board of Directors of the Corporation approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

(2)
upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)
at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 51% of the outstanding voting stock that is not owned by the interested shareholder; or

(4)	the shareholder became an Interested Shareholder prior to the consummation of the initial public offering of the Corporation's common stock under the United States Securities Act of 1933, as amended.

(b)	The restrictions contained in this section shall not apply if:

(1)
A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(2)
The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

(ii)
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the Corporation.

The Corporation shall give not less than 20 days notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (i) or (ii) of section (b)(2) of this Article K.

(c)	For the purpose of this Article K only, the term:

(1)	"Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)
"Associate," when used to indicate a relationship with any person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)	"Business Combination," when used in reference to the Corporation and any Interested Shareholder of the Corporation, means:

(i)
Any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the Interested Shareholder or any of its affiliates, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder.

(ii)
Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares;

(iii)
Any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Corporation; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder's proportionate share of the any class or series of shares;

(iv)
Any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(v)
Any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) of this paragraph) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4)
"Control," including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20 percent or more of the outstanding voting shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)
"Interested Shareholder" means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting shares of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting shares of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term "Interested Shareholder" shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional shares of voting shares of the Corporation, except as a result of further Company action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the voting shares of the Corporation deemed to be outstanding shall include voting shares deemed to be owned by the person through application of paragraph (8) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6)	"Person" means any individual, corporation, partnership, unincorporated association or other entity.

(7)
"Voting stock" means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

(8)	"Owner," including the terms "own" and "owned," when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(i)	Beneficially owns such shares, directly or indirectly; or

(ii)
Has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered shares is accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii)
Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

(d)
Any amendment of this Article K shall not be effective until 12 months after the approval of such amendment at a meeting of the shareholders of the Corporation and shall not apply to any Business Combination between the Corporation and any person who became an Interested Shareholder of the Corporation at or prior to the time of such approval.

(e)
Notwithstanding any other provisions of these Articles of Incorporation or the by-laws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the by-laws of the Corporation), the affirmative vote of the holders of 51% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter, change or repeal this Article K.

L.	The Corporation may transfer its corporate domicile from the Marshall Islands to any other place in the world.